UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

At 9:00 a.m., Eastern Time, on July 30, 2021, China Jo-Jo Drugstores, Inc., a Nevada corporation (“CJJD”), completed a corporate reorganization (the “Reorganization” or “Redomicile Merger”), resulting in China Jo-Jo Drugstores Holdings, Inc., a company incorporated under the laws of the Cayman Islands (“CJJD Cayman”), becoming the publicly held parent company of CJJD, with CJJD merged with and into CJJD Cayman, pursuant to the Agreement and Plan of Merger, dated as of May 14, 2021, by and between CJJD and CJJD Cayman (the “Merger Agreement”). The Merger Agreement was approved by the stockholders of CJJD at a special meeting of stockholders held on July 19, 2021. The Merger Agreement was filed with CJJD Cayman’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2021 (the “Registration Statement”) and CJJD Cayman’s prospectus filed with the SEC on June 2, 2021 (the “Prospectus”). On July 30, 2021, CJJD issued a press release announcing the completion of the Reorganization. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Prior to the Reorganization, shares of CJJD’s common stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Capital Market under the symbol “CJJD.” As a result of the Reorganization, each issued and outstanding share of CJJD’s common stock was converted into the right to receive one CJJD Cayman ordinary share, which shares were issued by CJJD Cayman as part of the Reorganization. CJJD expects to file a Form 15 with the SEC to terminate the registration of the shares of CJJD’s common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

This report is being filed for the purpose of establishing CJJD Cayman as the successor issuer pursuant to Rule 12g-3 under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of CJJD Cayman, as successor issuer, are deemed registered under Section 12(b) of the Exchange Act. The CJJD Cayman ordinary shares were approved for listing on the NASDAQ Capital Market and will begin trading under the symbol “CJJD,” the same symbol under which the shares of CJJD’s common stock previously traded, on July 30, 2021.

As of July 30, 2021, each of the directors and officers of CJJD immediately prior to the Reorganization had been appointed to the same position(s) with CJJD Cayman, with the directors to serve until the earlier of the next annual meeting of the CJJD Cayman shareholders or until their successors are elected or appointed (or their earlier death, disability or retirement).

As of July 30, 2021, in connection with and effective upon completion of the Reorganization, the rights of shareholders of CJJD Cayman are governed by its amended and restated memorandum and articles of association.

Description of Share Capital of CJJD Cayman

The following description of the material terms of CJJD Cayman’s shares includes a summary of specified provisions of the amended and restated memorandum and articles of association of CJJD Cayman. This description is qualified by reference to the amended and restated memorandum and articles of association of CJJD Cayman, which were filed with the Registration Statement and Prospectus and are incorporated by reference into this report. You are encouraged to read the relevant provisions of Cayman Islands law as they relate to the following summary.

Authorized Share Capital

CJJD Cayman is authorized to issue 500,000,000 shares of a par value of US$0.001 each. The board of directors of CJJD Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

Prior to the Reorganization, CJJD Cayman had one ordinary share issued and outstanding and no preferred shares issued and outstanding. Upon the completion of the Redomicile Merger, CJJD Cayman will issue approximately 41,751,790 ordinary shares in the Redomicile Merger and the one ordinary share issued and outstanding prior to the Redomicile Merger was cancelled.

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Ordinary Shares

General

All of CJJD Cayman’s issued and outstanding ordinary shares will be issued credited as fully paid and non-assessable. CJJD Cayman’s ordinary shares are issued in registered form, and are issued when registered in CJJD Cayman’s register of members. CJJD Cayman’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of CJJD Cayman’s ordinary shares are entitled to such dividends as may be declared by CJJD Cayman’s board of directors, subject to the Companies Act (2021 Revision) (the “Companies Act”) and the amended and restated memorandum and articles of association of CJJD Cayman. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may CJJD Cayman pay a dividend if this would result in CJJD Cayman being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, CJJD Cayman must keep a register of members and there shall be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of CJJD Cayman is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this Redomicile Merger, the register of members shall be immediately updated to reflect the issue of ordinary shares by CJJD Cayman to the Company’s stockholders. Once CJJD Cayman’s register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the ordinary shares set against their name in the register of members.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of CJJD Cayman’s board of directors or by any one or more shareholders holding at least one-tenth of the votes attaching to the issued and outstanding ordinary shares in CJJD Cayman entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in CJJD Cayman entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Act or CJJD Cayman’s amended and restated memorandum and articles of association, CJJD Cayman expects to hold shareholders’ meetings annually and such meetings may be convened by CJJD Cayman’s board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 percent in par value of CJJD Cayman’s issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the Board or the President of the Company. Advance notice of at least 10 days is required for the convening of CJJD Cayman’s annual general meeting and other shareholders meetings.

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An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of CJJD Cayman, as permitted by the Companies Act and the amended and restated memorandum and articles of association of CJJD Cayman. A special resolution will be required for important matters such as change of name or making further changes to the amended memorandum and articles of association of CJJD Cayman.

Transfer of Ordinary Shares

Subject to the restrictions of CJJD Cayman’s amended articles of association, as applicable, any of CJJD Cayman’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by CJJD Cayman’s board.

CJJD Cayman’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which CJJD Cayman have a lien. CJJD Cayman’s directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with CJJD Cayman, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as CJJD Cayman’s board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

●	the ordinary shares transferred are free of any lien in favor of CJJD Cayman.

If CJJD Cayman’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as CJJD Cayman’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

On a winding up of CJJD Cayman, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to CJJD Cayman for unpaid calls or otherwise. If CJJD Cayman’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares

CJJD Cayman’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

CJJD Cayman may issue shares on terms that are subject to redemption, at CJJD Cayman’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by CJJD Cayman’s board of directors or by a special resolution of CJJD Cayman’s shareholders. CJJD Cayman may also repurchase any of its shares provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of CJJD Cayman’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if CJJD Cayman can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, CJJD Cayman may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of CJJD Cayman’s ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of CJJD Cayman’s list of shareholders or its corporate records. However, CJJD Cayman will provide its shareholders with annual audited financial statements.

Changes in Capital

CJJD Cayman may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by CJJD Cayman for an order confirming such reduction, CJJD Cayman may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

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Issuance of Additional Preferred Shares

CJJD Cayman’s amended and restated memorandum and articles of association authorizes CJJD Cayman’s board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

CJJD Cayman’s amended and restated memorandum and articles of association authorizes CJJD Cayman’s board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

CJJD Cayman’s board of directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

CJJD Cayman is an exempted company duly incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for certain exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may issue no par value, negotiable or bearer shares, € an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands, (f) an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance), (g) an exempted company may register as a limited duration company and (h) an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Transfer Agent

The transfer agent and registrar for CJJD Cayman’s ordinary shares is expected to be American Stock Transfer & Trust Company, LLC.

Differences in Corporate Law

The rights of CJJD’s stockholders were governed by the Nevada Revised Statutes and CJJD’s articles of incorporation, as amended and bylaws. After the Reorganization, the rights of shareholders of CJJD Cayman are governed by the Companies Act and CJJD Cayman’s amended and restated memorandum and articles of association. Please see the section entitled “Comparison of Rights Under Nevada and Cayman Islands Laws” in the Prospectus for a discussion of the material differences in shareholder rights resulting from the Reorganization.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
Lei Liu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release entitled China Jo-Jo Drugstores, Inc. dated July 30, 2021

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